Filed Pursuant to Rule 424(b)(7)
Registration No. 333-207781
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated December 4, 2015)

1,212,766 Ordinary Shares

This prospectus supplement supplements the prospectus dated December 4, 2015 of OM Asset Management plc relating to the sale by certain selling shareholders of up to 80,473,625 of our ordinary shares, nominal value $0.001 per share. This prospectus supplement relates to the 1,212,766 restricted ordinary shares that were issued to certain of our employees at the time of our initial public offering in exchange for unvested Old Mutual plc restricted shares held by these employees. The exchange program was intended to provide employees who elected to participate with restricted share awards of our ordinary shares of equivalent value to the Old Mutual plc restricted shares they then held.
This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 2 of the prospectus dated December 4, 2015, and the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2015, to read about factors you should consider before investing in our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 1, 2016.

The information in the table appearing under the caption “Selling Shareholders” in the prospectus dated December 4, 2015 is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto.

	Number of Ordinary Shares Beneficially Owned Prior to the Offering(1)		Number of Ordinary Shares that may be sold in this Offering(2)	Number of Ordinary Shares Beneficially Owned After this Offering(3)(4)
Name of Selling Shareholder	Number	Percent		Number	Percent
Peter L. Bain(5)	1,027,312	*	673,074(6)	354,238	*
Other Selling Shareholders(7)	1,023,395	*	539,692(8)	483,703	*
______________________
*         Less than one percent.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Unless otherwise noted, each person or group identified, possess sole voting and investment power with respect to the shares. In calculating the percentage of ordinary shares beneficially owned by each selling shareholder prior to and after this offering, we have based our calculations on 121,079,505 ordinary shares outstanding as of March 15, 2016.

(2)
A portion of these ordinary shares are unvested as of the date of this prospectus. Pursuant to contractual vesting terms, the selling shareholders may only sell the portion of the ordinary shares that are vested at the time of such sale. The selling shareholders may ultimately sell all, a portion or none of their vested ordinary shares.

(3)
The amount of ordinary shares included in this column assumes the sale of all ordinary shares offered by the selling shareholders pursuant to this prospectus. However, a portion of these ordinary shares are unvested as of the date of this prospectus. Pursuant to contractual vesting terms, the selling shareholders may only sell the portion of the ordinary shares that are vested at the time of such sale.

(4)
The ordinary shares included in this column include all ordinary shares held by the selling shareholders other than the ordinary shares to which this prospectus relates. The ordinary shares in this column include ordinary shares, both vested and unvested, that have been registered on the Company’s Form S-8 filed with the Securities and Exchange Commission on October 10, 2014 and other ordinary shares held by the selling shareholders in addition to the ordinary shares issued under the Form S-8.

(5)
The address of Peter L. Bain is c/o OMAM Inc., 200 Clarendon Street, 53rd Floor, Boston, Massachusetts 02116. Mr. Bain is our President, Chief Executive Officer and a member of our Executive Management Team. Mr. Bain has held these positions since joining OMAM Inc. in February 2011. Mr. Bain has also been a director of the Company since 2014 and a director of OMAM Inc., our limited U.S.-based holding company for our affiliate firms, since February 2011. Mr. Bain also is a member of the Group Executive Committee of Old Mutual plc.

(6)
As of the date of this prospectus, 156,748 of these ordinary shares are vested. As of April 8, 2016, an aggregate of 391,308 of these ordinary shares will be vested. See the Company’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 8, 2015, for detail regarding vesting schedules for these shares.

(7)	The address of the Other Selling Shareholders is c/o OMAM Inc., 200 Clarendon Street, 53rd Floor, Boston, Massachusetts 02116.

(8)
As of the date of this prospectus, 46,952 of these ordinary shares are vested. As of April 8, 2016, an aggregate of 281,393 of these ordinary shares will be vested. See the Company’s Definitive Proxy Statement, filed with the Securities and Exchange Commission on April 8, 2015, for detail regarding vesting schedules for these shares.